Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

CYMABAY THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

PACIFIC MERGER SUB, INC.
a wholly owned subsidiary of

GILEAD SCIENCES, INC.
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$4,336,360,599.20	0.0001476	$640,046.82
Fees Previously Paid	$0		$0
Total Transaction Valuation	$4,336,360,599.20
Total Fees Due for Filing			$640,046.82
Total Fees Previously Paid	$0		$0
Total Fee Offsets			$0
Net Fee Due			$640,046.82

 * Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 114,811,001 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CymaBay Therapeutics, Inc. (“CymaBay”) multiplied by $32.50, (ii) 17,339,540 Shares issuable pursuant to outstanding “in-the-money” stock options multiplied by $24.23 (which is $32.50 minus the weighted average exercise price for such options of $8.27 per share), (iii) 461,557 Shares issuable pursuant to restricted stock units with respect to Shares multiplied by $32.50 and (iv) 5,226,628 Shares underlying outstanding warrants to purchase Shares multiplied by $32.50. The calculation of the filing fee is based on information provided by CymaBay as of February 20, 2024.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2024, issued August 25, 2023, by multiplying the transaction value by 0.0001476.